FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT AG
2012 PRELIMINARY RESULTS

• Pre-tax profit of €219.7m was 4.3% higher than in 2011 (€210.6m)
• Operating profit of €211.3m was slightly lower than the prior year (€214.3m)
• Tier 1 capital ratio improved to 12.9% and exceeds the future regulatory requirements under Basel III (11.5%)
• Net interest income grew by 18.0% to €175.7m (€148.9m)
• Loans and advances to customers of €4,079.1m were up 9.7% (€3,717.2m)

Overview
In a difficult market environment, HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus' or the 'bank') recorded its highest pre-tax profit in the bank's 228-year history. Pre-tax profit of €219.7m was 4.3% higher than the pre-tax profit of €210.6m1 in 2011. The increase was primarily due to a strong performance in business with corporate clients and the impact of a one-off gain in equity trading. This was partially offset by higher levels of administrative expenses as a result of a one-off restructuring provision in 2012 and the non-recurrence of the net reversal of loan impairment in the prior year. The net profit of €133.2m was 3.0% lower than the prior year (€137.3m1). At €211.3m, operating profit was slightly below the level reported in 2011 (€214.3m1). These results underline the bank's solid and sustained performance against the backdrop of the ongoing sovereign debt crisis, and affirm the continuing success of the bank's growth strategy.

The core tier 1 capital ratio improved to 12.9% compared to 11.5% at 31 December 2011. The bank, which already meets the higher capitalisation requirements under Basel III, has sufficient capital to allow- 2.8
- 2.8 for further business expansion. As the HSBC Group's principal subsidiary in Germany, HSBC Trinkaus is rated 'AA- (Stable)' by Fitch Ratings.

Financial commentary
Net interest income increased significantly, up 18.0%, to €175.5m (€148.9m). The increase is attributable to higher volumes of loans and advances to customers and an increased holding of financial assets used as a liquidity cushion. In line with the bank's strategy, HSBC Trinkaus was able to grow its business with larger SME corporate clients. The increase was achieved against a backdrop of both declining margins and interest income from the deposit-taking business, which was impacted by the ECB's continued low interest rate policy.

There was a net charge of €0.9m in 2012 compared with a net release of loan impairment and other credit risk in 2011. The net charge reflected an increase in collectively assessed impairments attributable to higher credit volumes, and general deterioration in economic conditions.

Net fee income of €383.7m was in line with the prior year (€385.5m). The ongoing uncertainty in capital markets impacted the level of fees earned from customer equity transactions and reduced private and institutional client volumes in line with the overall reduction in market turnover. The resulting fall was largely offset by an increase in the fee-based business from foreign exchange and derivative products as HSBC Trinkaus continued to benefit from being part of the HSBC Group.

There was strong growth in net trading income of 38.5% to €161.8m. This increase was primarily due to a one-off gain in equity trading arising in the first half of the year.

Administrative expenses increased by 5.7% to €493.2m (€466.8m) mainly due to a one-off restructuring provision. At 69.1%, the cost efficiency ratio remains within an appropriate range of 65% to 70% for the bank's business model. The measures taken to enhance operating efficiency have already had a positive impact in reducing other administrative expenses during the second part of 2012.

There was a net gain from financial assets of €9.1m (loss of €4.8m in 2011). Write-downs of investments in the real estate sector were offset by higher gains on disposals and releases of impairments against financial securities.

HSBC Trinkaus' total assets declined 2.9% to €20.0bn as at the balance sheet date (€20.6bn). The structure of the balance sheet remains unchanged and demonstrates the resilience of the bank's business model.

Outlook
Based on its successful business performance in 2012, the bank is in position to continue with its medium-term growth strategy, to gain market share in all business segments in 2013. The bank will remain focused on expanding business with its SME corporate clients. HSBC Trinkaus will leverage the global expertise in the Global Banking segment (institutional clients and internationally operating large corporations) to take advantage of market opportunities that arise. The bank's integration into the globally operating HSBC Group will strengthen its position as 'Leading International Bank'. Private Banking, which recorded results for the year at levels close to those attained for 2011, also benefits from this strength. These results demonstrate the success of Private Banking's long-term, trust-based business model.

The final business results for 2012 are scheduled to be published on 10 April 2013.

1 Reported results for 2011 have been restated as a result of a Federal Labor Court judgement regarding the accounting of share-based payments.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Note to editors:
HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its tradition of over 228 years as a trusted advisor to its clients. As one of the country's leading banks, it is also part of the HSBC Group, one of the world's largest banking and financial services organisations. The strength of the bank is its international connectivity. This is characterised by its detailed knowledge of the international markets, mainly the emerging markets, and its global network. Germany is one of the HSBC Group's priority growth markets.

With more than 2,500 employees, HSBC Trinkaus can be found in seven locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of HSBC. With total assets of €20.0bn and €150.3bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings. The bank's central target groups are corporate, institutional, and wealthy private clients. (Figures as at 31 December 2012).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

                                HSBC Trinkaus
Consolidated figures according to International Financial Reporting Standards (IFRS)

1. Balance sheet figures in €m 2012 2011* Change
in %

       Loans and advances to customers               4,079.1              3,717.2                       9.7
       Trading assets                                                 9,212.6              9,852.3                     - 6.5
       Customer accounts                                       11,894.5            12,413.3                     - 4.2
       Trading liabilities                                             4,874.6             5,426.0                   - 10.2
       Shareholders' equity                                       1,385.0              1,296.1                       6.8
       Total assets                                                   20,047.8            20,635.2                     - 2.8

2.  Income statement in €m

       Net interest income                                         175.7                 148.9                        18.0
       Net loan impairment and other
         credit risk provisions                                        0.9                 - 12.7                          -
       Net fee income                                                  383.7                385.5                        - 0.5
       Net trading income                                          161.8                 116.8                        38.5
       Administrative expenses                                493.2                 466.8                          5.7
       Operating profit                                               211.3                 214.3                       - 1.4
       Pre-tax profit                                                     219.7                 210.6                         4.3
       Net profit for the year                                     133.2                 137.3                       - 3.0

3.  Ratios

       Return on equity before tax in %                    17.1                 17.1                        -
       Cost efficiency ratio
         of usual business activity in %                    69.1                 70.2                        -
       Funds under management
         and administration in €bn                           150.3                125.5                      19.8
       Tier 1 ratio** in %                                           12.9                  11.5                       -
       Total capital ratio** in %                               16.6                  15.0                        -

* Reported results for 2011 have been restated as a result of a Federal Labor Court judgement regarding the accounting of share-based payments.
** After allocation to reserves.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 6 March 2012